# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Telesat Corp, CIK 0001845840
CUSIP: 879512309
Title of class of securities: Class B Variable Voting Shares, no par value per share
Address of issuer's principal executive offices: 160 ELGIN ST, SUITE 2100, OTTAWA, Ontario Canada (A6), K2P 2P7
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001796409

## Reporting persons
- Heard Capital LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); shared voting power 1,519,410; shared dispositive power 1,519,410; aggregate amount beneficially owned 1,519,410 (10.4% of the class)
- Heard Investment Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); shared voting power 1,519,410; shared dispositive power 1,519,410; aggregate amount beneficially owned 1,519,410 (10.4% of the class)
- Heard William: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); shared voting power 1,519,410; shared dispositive power 1,519,410; aggregate amount beneficially owned 1,519,410 (10.4% of the class)
- William E. Heard Declaration of Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); shared voting power 1,519,410; shared dispositive power 1,519,410; aggregate amount beneficially owned 1,519,410 (10.4% of the class)

## Item 1. Issuer
Name of issuer: Telesat Corp
Address of issuer's principal executive offices: 160 ELGIN ST, SUITE 2100, OTTAWA, ONTARIO, CANADA, K2P 2P7

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by

(i) Heard Capital LLC ("Heard Capital"),
(ii) Heard Investment Manager LLC ("Heard Investment Manager"),
(iii) William E. Heard Declaration of Trust (the "Heard Trust"), and
(iv) William Heard ("Mr. Heard").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons."

The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 15, 2025, a copy of which was previously filed as Exhibit 99.1 to Schedule 13G/A filed with the Securities and Exchange Commission on May 15, 2025 by the Reporting Persons. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13G/A.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 1 N. Wacker Dr., Ste. 3650, Chicago, IL 60606.
Citizenship: The citizenship of each of the Reporting Persons is set forth in Row 4 of the cover page for such Reporting Person, which is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information set forth in Row 9 of each of the cover pages to this Schedule 13G filing is incorporated herein by reference.

As of June 30, 2025, there were 1,519,410 shares of Class B variable voting shares of Telesat Corporation ("Issuer"), no par value (collectively, the "Shares"), held in the name of Heard High Conviction Long Only Fund LLC (the "Long Only Fund") and separate accounts ("SMAs") for which Heard Capital serves as the investment manager with sole voting, disposition and investment power over the Shares. Heard Investment Manager is the sole member of Heard Capital, the Heard Trust is the sole member of Heard Investment Manager, and Mr. Heard is the sole trustee of the Heard Trust. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Heard Capital, Heard Investment Manager, the Heard Trust and Mr. Heard may be deemed to beneficially own the Shares.
Percent of class:
The information set forth in Row 11 of each of the cover pages to this Schedule 13G filing is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 14,682,322 total Class A common shares and Class B variable voting shares of Telesat Corporation outstanding as of June 30, 2025, as reported in the Issuer's Quarterly Report on Form 6-K, filed with the Securities and Exchange Commission on August 6, 2025.
Sole power to vote or to direct the vote: The information set forth in Row 5 of the cover page for each Reporting Person is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row 6 of the cover page for each Reporting Person is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row 7 of the cover page for each Reporting Person is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row 8 of the cover page for each Reporting Person is incorporated herein by reference.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a). The Long Only Fund and the SMAs have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Heard Capital LLC: /s/ William Heard, Chief Executive Officer and Chief Investment Officer (08/14/2025)
- Heard Investment Manager LLC: /s/ William Heard, Chief Executive Officer (08/14/2025)
- Heard William: /s/ William Heard, Self (08/14/2025)
- William E. Heard Declaration of Trust: /s/ William Heard, Sole Trustee (08/14/2025)